SECURITIES [...]ION
W 06005090



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| 8-48055 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Larkspur Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Park Avenue
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer, Jr. (212) 376-5790
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

| 330 Madison Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BDO

**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report

The Stockholders of
Larkspur Capital Corporation
New York, New York

We have audited the accompanying statement of financial condition of Larkspur Capital Corporation as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Larkspur Capital Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 20, 2006

# Larkspur Capital Corporation

## Statement of Financial Condition

*December 31, 2005*

| | |
|---|---|
| **Assets** | |
| Cash | **$106,939** |
| Investment banking fee receivable | **212,889** |
| | **$319,828** |
| **Liabilities and Stockholders' Equity** | |
| **Liabilities:** | |
| Accrued expenses | **$ 16,000** |
| Taxes payable | **7,540** |
| Due to stockholders (Note 4) | **212,889** |
| **Total liabilities** | **236,429** |
| **Commitments (Notes 1 and 3)** | |
| **Stockholders' equity (Note 1):** | |
| Common stock, no par value – shares authorized 200; issued and outstanding 100 | **10,000** |
| Additional paid-in capital | **174,168** |
| Accumulated deficit | **(100,769)** |
| **Total stockholders' equity** | **83,399** |
| | **$319,828** |

*See accompanying summary of business and significant accounting policies and notes to statement of financial condition.*

## Summary of Business and Significant Accounting Policies

**Business**

Larkspur Capital Corporation ("Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers operating as a placement agent.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

**Cash**

All cash is held at one financial institution and, at times, may exceed the amount of $100,000 insured by the FDIC.

**Income Taxes**

The Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code and New York State ("NYS") tax law and is not subject to Federal and a portion of its NYS income taxes as a separate entity. The income or loss of the Company is reportable by the stockholders.

The Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's statement of financial condition or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition carrying amounts and the tax bases of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

**Use of Estimates**

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement the financial condition. Actual results could differ from those estimates.

| | | |
|---|---|---|
| 1. | **Regulatory Net Capital Requirements** | The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had regulatory net capital of $83,399 and a minimum regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital is .28 to 1. |
| 2. | **Retirement Plan** | The Company has a defined contribution CODA Simplified Employee Pension Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the Company. |
| 3. | **Commitments** | *Operating Lease*<br><br>The Company leases office facilities under a lease agreement expiring in 2006. The future minimum rental payment under this agreement for 2006 is $107,240. |
| 4. | **Due to Stockholders** | At December 31, 2005, the Company has a due to stockholders of $212,889 that represents directors' fees, distributions and consulting fees owed to the stockholders. |